

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

José Augusto Gonçalves de Araújo Teixeira
Chief Executive Officer
Patria Latin American Growth Opportunity Acquisition Corp.
18 Forum Lane, 3rd Floor
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands

>   **Re: Patria Latin American Growth Opportunity Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed March 19, 2021**
>   **File No. 333-254498**

Dear Mr. Teixeira:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed March 19, 2021

Summary
About Our Sponsor, page 2

1.   We note that your disclosure in this section and several other sections of the summary discusses the nature and operations of Patria Investments Limited, an affiliate of your sponsor. Please revise to clarify that Patria Investments Limited is not your sponsor. In addition, as to the information you have included about the prior performance of Patria Investments Limited, please clearly differentiate it from your performance, explain its relevance to your business, including its limitations, and add appropriate cautionary language. Please make conforming revisions to the risk factor and business sections of the prospectus.

José Augusto Gonçalves de Araújo Teixeira
Patria Latin American Growth Opportunity Acquisition Corp.
April 14, 2021
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Manuel Garciadiaz